FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

May 11, 2007

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		45,232,936
ADD:	Stock Options Exercised
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description)
SUBTRACT:	Issuer Bid Purchase (see attachment)		(45,000)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		45,187,936

NOTE:

If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COPENSATION ARRANGEMENTS	# of Shares	Balance
A.	Share Purchase Plans and / or Agreement(s)		N/A
NAME OF PROGRAM:
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) - for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement(s)
	NAME OF PROGRAM:
	Stock Options Outstanding - Opening Balance	3,403,000

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
April 30, 2007	Jorge Villegas	Mar. 12, 2007	Mar 11, 2012	$8.13	2,000
April 30, 2007	Marco Negron	Mar 12, 2007	Mar 11, 2012	$8.13	1,000
April 20, 2007	Neftali Munoz	Mar 12, 2007	Mar 11, 2012	$8.13	2,000
				SUBTOTAL	5,000
Stock Option Outstanding – Post Plan – Closing Balance Inducement – S. Myers Inducement – A. Losada-Calderon Inducement – T. Jauristo				3,398,000 200,000 200,000 300,000 4,098,000

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		3,973,617*

*  Does Not include any of the options issued as Inducements.

RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		1,617
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		1,617*

*  Does Not Include any of the options issued as Inducements.

All information reported in this Form is for the month of April, 2007.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Susy Horna
PHONE / EMAIL	604-669-2525 / susyh@swgold.com
DATE	May 11, 2007

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES APPOINTS GIOVANNI SUSIN CHIEF FINANCIAL OFFICER

April 4, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has appointed Giovanni Susin to the position of Vice President, Finance and Chief Financial Officer, effective May 1, 2007. Mr. Susin replaces Parkash Athwal, who is retiring after 13 years with the Company.

Mr. Susin has been Southwestern’s Controller since 2000 and has seen the Company through a significant period of growth. He holds a B.B.A. from Simon Fraser University and is a Chartered Accountant. Mr. Susin articled with Deloitte & Touche LLP and worked in the telecom industry for five years before joining Southwestern.

Southwestern’s President and CEO John Paterson said: “The Company and Board thank Ms. Athwal for her many contributions to Southwestern’s success over the years. We are sad to see Ms. Athwal leave, but are pleased she will be consulting to the Company on a part-time basis. We are delighted to have such a qualified candidate as Giovanni to advance into this very important position, and look forward to working with him going forward.”

Ms. Athwal said: “I have enjoyed 13 years with Southwestern and seeing the company progress from a newly listed company to a very successful enterprise. Today Southwestern is at an exciting stage in its growth and has a strong financial foundation. It was a very tough decision for me with the demands of raising young children on the one hand and a commitment to Southwestern on the other. I feel it’s important for me at this stage to take a break from my career and spend a little more time with my family than I have been able to in the past.”

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of 2006, the Company had $46 million in cash and short-term investments, $41 million market value of other investments, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2006 under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES APPOINTS PATRICK DOWNEY TO BOARD OF DIRECTORS

April 5, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has appointed Patrick Downey to its Board of Directors, effective April 5, 2007. Mr. Downey brings 25 years experience in the resource industry on four continents. Mr. Downey was President, CEO and Director of Viceroy Exploration Ltd. prior to Yamana Gold Inc.’s 2006 acquisition of Viceroy. Prior to that he was President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation, where he negotiated the successful merger to form Canico Resource Corp.  He has held senior engineering positions on several large-scale gold mining operations including La Coipa in Chile and Placer Dome's Misima and Porgera mines in Papua New Guinea while Vice President of Rescan Engineering Ltd. and Project Manager for Kilborn Engineering Ltd. He has also held operating engineering positions at several mining projects for Anglo American Corporation in South Africa. Mr. Downey is also a director of a number of other resource companies.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of 2006, the Company had $46 million in cash and short-term investments, $41 million market value of other investments, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2006 under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN ANNOUNCES POSITIVE DRILL RESULTS

FROM FIRST PHASE DRILLING PROGRAM AT

PACAPAUSA IN PERU

April 26, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) reports positive drill results from the first phase drilling program at the Pacapausa Silver Project in southern Peru. A total of 11 holes were completed totaling 2,082.3 metres. The first phase drilling tested a limited area of known silver mineralization on the property outlined in the surface sampling program.

The Pacapausa project is subject to an option agreement with Minera Oro Vega S.A.C. ("Oro Vega"), a Peruvian subsidiary of International Minerals Corporation, under which Oro Vega is the operator and has the option to earn up to a 70% interest in Pacapausa by meeting certain work commitments, completing a feasibility study, and arranging production financing for the project.

Highlights of the drill results provided to the Company by Oro Vega include:

•

10.8 metres of 212 grams per tonne silver in hole PACA-009

•

1.5 metres of 548 grams per tonne silver in hole PACA-001

•

4.8 metres of 100 grams per tonne silver in PACA-005.

Mineralization intersected in hole PACA-009 (10.8 metres of 212 grams per tonne silver) is not associated with any outcropping mineralization and further drilling will be carried out to determine the extent of this wide high grade silver zone.

John Paterson, President and CEO said: "We are extremely pleased with the results of the first phase drilling at Pacapausa considering only a very small portion of the known mineralization was tested in this drilling program. We are also very excited with the intersection of 10.8 metres of 212 grams per tonne silver in hole PACA-009 which has no surface expression. We look forward to continued positive drilling at Pacapausa."

Results from all drill holes are located in the following table. Drill hole locations can be viewed at the Company’s website www.swgold.com.

	Intersection		Core Interval* (metres)	SILVER Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
PACA-001	39.20	39.50	0.30	466
	45.05	46.10	1.05	295
	53.00	54.50	1.50	548
including	53.95	54.50	0.55	1,440

PACA-002	35.10	35.40	0.30	53
	109.85	110.20	0.35	54

PACA-003	20.90	21.20	0.30	360

PACA-004	28.80	29.00	0.20	113
	45.70	46.75	1.05	87
	49.07	49.30	0.23	400
	53.25	53.50	0.25	192

PACA-005	37.30	42.10	4.80	100
	46.60	47.50	0.90	111

PACA-006	26.00	26.30	0.30	96
	42.59	43.00	0.41	531

PACA-007	46.00	46.40	0.40	164

PACA-008	31.50	32.85	1.35	106
	39.00	39.40	0.40	377

PACA-009	24.09	24.70	0.61	409
	34.60	36.30	1.70	104
	47.90	52.40	4.50	205
	72.60	83.40	10.80	212
including	78.60	79.00	0.40	887
	83.00	83.40	0.40	1,290
	131.75	132.00	0.25	364
	203.40	204.50	1.10	101

PACA-010	88.18	88.46	0.28	102

PACA-011	98.00	98.23	0.23	316

*True widths are not known at this time.

Pacapausa comprises 7,933 hectares of exploration concessions in the Southern Peru Tertiary Volcanic Belt, 250 kilometres northwest of Arequipa. The property is underlain by a three kilometre by five kilometre low sulphidation epithermal silver system containing numerous veins and breccia/stockwork zones.

The first phase drilling program focused on one of five zones detected by Oro Vega in their surface rock chip sampling program. Drilling was conducted within the Principal zone where 258 rock chip samples were collected in veins measuring 0.5 metres to 3.7 metres (not true widths) with reported silver values ranging from 33 grams per tonne to 1,320 grams per tonne. It is anticipated that the second phase drilling program will commence shortly.

Quality Control

Oro Vega is the project operator. Samples are sent to the ALS Chemex laboratory in Lima, Peru for sample preparation and analysis using standard industry methods. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh. A fraction of the pulps is analyzed for gold by fire assay and AAS. Another fraction of the pulps is digested in aqua regia digestion and is analyzed for 50 elements by ICP-AES+MS. Higher grade lead, copper and zinc analyzes are analyzed by AAS. High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

John Paterson, President and Chief Executive Officer of Southwestern and a member of AUSIMM, is Southwestern’s Qualified Person (“QP”) for Pacapausa, as defined under National Instrument 43-101. As the QP, he has supervised the preparation of the technical information reported in this news release.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 49.73% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. At the end of the first quarter of 2007 the Company had $41 million in cash and short-term investments, $37 million in other investments, and no debt.  Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

April 4, 2007.

ITEM 3.

PRESS RELEASE

Issued April 4, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) has appointed Giovanni Susin to the position of Vice President, Finance and Chief Financial Officer, effective May 1, 2007. Mr. Susin replaces Parkash Athwal, who is retiring after 13 years with the Company.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 4th day of April 2007.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES APPOINTS GIOVANNI SUSIN CHIEF FINANCIAL OFFICER

April 4, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has appointed Giovanni Susin to the position of Vice President, Finance and Chief Financial Officer, effective May 1, 2007. Mr. Susin replaces Parkash Athwal, who is retiring after 13 years with the Company.

Mr. Susin has been Southwestern’s Controller since 2000 and has seen the Company through a significant period of growth. He holds a B.B.A. from Simon Fraser University and is a Chartered Accountant. Mr. Susin articled with Deloitte & Touche LLP and worked in the telecom industry for five years before joining Southwestern.

Southwestern’s President and CEO John Paterson said: “The Company and Board thank Ms. Athwal for her many contributions to Southwestern’s success over the years. We are sad to see Ms. Athwal leave, but are pleased she will be consulting to the Company on a part-time basis. We are delighted to have such a qualified candidate as Giovanni to advance into this very important position, and look forward to working with him going forward.”

Ms. Athwal said: “I have enjoyed 13 years with Southwestern and seeing the company progress from a newly listed company to a very successful enterprise. Today Southwestern is at an exciting stage in its growth and has a strong financial foundation. It was a very tough decision for me with the demands of raising young children on the one hand and a commitment to Southwestern on the other. I feel it’s important for me at this stage to take a break from my career and spend a little more time with my family than I have been able to in the past.”

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of 2006, the Company had $46 million in cash and short-term investments, $41 million market value of other investments, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2006 under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

April 5, 2007.

ITEM 3.

PRESS RELEASE

Issued April 5, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) has appointed Patrick Downey to its Board of Directors, effective April 5, 2007. Mr. Downey brings 25 years experience in the resource industry on four continents. Mr. Downey was President, CEO and Director of Viceroy Exploration Ltd. prior to Yamana Gold Inc.’s 2006 acquisition of Viceroy. Prior to that he was President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation, where he negotiated the successful merger to form Canico Resource Corp.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 5th day of April 2007.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES APPOINTS PATRICK DOWNEY TO BOARD OF DIRECTORS

April 5, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has appointed Patrick Downey to its Board of Directors, effective April 5, 2007. Mr. Downey brings 25 years experience in the resource industry on four continents. Mr. Downey was President, CEO and Director of Viceroy Exploration Ltd. prior to Yamana Gold Inc.’s 2006 acquisition of Viceroy. Prior to that he was President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation, where he negotiated the successful merger to form Canico Resource Corp.  He has held senior engineering positions on several large-scale gold mining operations including La Coipa in Chile and Placer Dome's Misima and Porgera mines in Papua New Guinea while Vice President of Rescan Engineering Ltd. and Project Manager for Kilborn Engineering Ltd. He has also held operating engineering positions at several mining projects for Anglo American Corporation in South Africa. Mr. Downey is also a director of a number of other resource companies.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of 2006, the Company had $46 million in cash and short-term investments, $41 million market value of other investments, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2006 under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

April 26, 2007.

ITEM 3.

PRESS RELEASE

Issued April 26, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) reports positive drill results from the first phase drilling program at the Pacapausa Silver Project in southern Peru. A total of 11 holes were completed totaling 2,082.3 metres. The first phase drilling tested a limited area of known silver mineralization on the property outlined in the surface sampling program.  .

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 26th day of April 2007.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN ANNOUNCES POSITIVE DRILL RESULTS

FROM FIRST PHASE DRILLING PROGRAM AT

PACAPAUSA IN PERU

April 26, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) reports positive drill results from the first phase drilling program at the Pacapausa Silver Project in southern Peru. A total of 11 holes were completed totaling 2,082.3 metres. The first phase drilling tested a limited area of known silver mineralization on the property outlined in the surface sampling program.

The Pacapausa project is subject to an option agreement with Minera Oro Vega S.A.C. ("Oro Vega"), a Peruvian subsidiary of International Minerals Corporation, under which Oro Vega is the operator and has the option to earn up to a 70% interest in Pacapausa by meeting certain work commitments, completing a feasibility study, and arranging production financing for the project.

Highlights of the drill results provided to the Company by Oro Vega include:

•

10.8 metres of 212 grams per tonne silver in hole PACA-009

•

1.5 metres of 548 grams per tonne silver in hole PACA-001

•

4.8 metres of 100 grams per tonne silver in PACA-005.

Mineralization intersected in hole PACA-009 (10.8 metres of 212 grams per tonne silver) is not associated with any outcropping mineralization and further drilling will be carried out to determine the extent of this wide high grade silver zone.

John Paterson, President and CEO said: "We are extremely pleased with the results of the first phase drilling at Pacapausa considering only a very small portion of the known mineralization was tested in this drilling program. We are also very excited with the intersection of 10.8 metres of 212 grams per tonne silver in hole PACA-009 which has no surface expression. We look forward to continued positive drilling at Pacapausa."

Results from all drill holes are located in the following table. Drill hole locations can be viewed at the Company’s website www.swgold.com.

	Intersection		Core Interval* (metres)	SILVER Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
PACA-001	39.20	39.50	0.30	466
	45.05	46.10	1.05	295
	53.00	54.50	1.50	548
including	53.95	54.50	0.55	1,440

PACA-002	35.10	35.40	0.30	53
	109.85	110.20	0.35	54

PACA-003	20.90	21.20	0.30	360

PACA-004	28.80	29.00	0.20	113
	45.70	46.75	1.05	87
	49.07	49.30	0.23	400
	53.25	53.50	0.25	192

PACA-005	37.30	42.10	4.80	100
	46.60	47.50	0.90	111

PACA-006	26.00	26.30	0.30	96
	42.59	43.00	0.41	531

PACA-007	46.00	46.40	0.40	164

PACA-008	31.50	32.85	1.35	106
	39.00	39.40	0.40	377

PACA-009	24.09	24.70	0.61	409
	34.60	36.30	1.70	104
	47.90	52.40	4.50	205
	72.60	83.40	10.80	212
including	78.60	79.00	0.40	887
	83.00	83.40	0.40	1,290
	131.75	132.00	0.25	364
	203.40	204.50	1.10	101

PACA-010	88.18	88.46	0.28	102

PACA-011	98.00	98.23	0.23	316

*True widths are not known at this time.

Pacapausa comprises 7,933 hectares of exploration concessions in the Southern Peru Tertiary Volcanic Belt, 250 kilometres northwest of Arequipa. The property is underlain by a three kilometre by five kilometre low sulphidation epithermal silver system containing numerous veins and breccia/stockwork zones.

The first phase drilling program focused on one of five zones detected by Oro Vega in their surface rock chip sampling program. Drilling was conducted within the Principal zone where 258 rock chip samples were collected in veins measuring 0.5 metres to 3.7 metres (not true widths) with reported silver values ranging from 33 grams per tonne to 1,320 grams per tonne. It is anticipated that the second phase drilling program will commence shortly.

Quality Control

Oro Vega is the project operator. Samples are sent to the ALS Chemex laboratory in Lima, Peru for sample preparation and analysis using standard industry methods. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh. A fraction of the pulps is analyzed for gold by fire assay and AAS. Another fraction of the pulps is digested in aqua regia digestion and is analyzed for 50 elements by ICP-AES+MS. Higher grade lead, copper and zinc analyzes are analyzed by AAS. High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

John Paterson, President and Chief Executive Officer of Southwestern and a member of AUSIMM, is Southwestern’s Qualified Person (“QP”) for Pacapausa, as defined under National Instrument 43-101. As the QP, he has supervised the preparation of the technical information reported in this news release.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 49.73% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. At the end of the first quarter of 2007 the Company had $41 million in cash and short-term investments, $37 million in other investments, and no debt.  Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

To:	Advisory Affairs Toronto Stock Exchange 130 King Street West Toronto, Ontario M5X 1J2	Fax: Telephone: Email:	416-947-4547 416-947-4616 advisoryaffairs@tsx.ca
Sent by:	Southwestern Resources Corp.	Susy H. Horna	604 6692525
	Company Name	Contact Name:	Telephone #:

RE:  NORMAL COURSE ISSUER BID MONTHLY REPORT

Transactions for	April 2007	1,032,500
	Month	Total to date for this NCIB
Bid Details:
Listed Company:	Southwestern Resources Corp.
Duration of Bid:	One year
Class of Shares	Common Shares

Date of Purchase trade date)	# of Shares Purchased	Average Price
April 26, 2007	45,000	$7.79

Total for Month:	45,000

Notes:

1.

Please use separate form for each class of shares

2.

Please use separate form for previously unreported or misreported purchases, if any.